EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Financial Results for the First Six Months of 2019

WUHAN, HUBEI, China—Dec 19, 2019—Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a leading licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, today announced its unaudited financial results for the first six months of 2019. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2019 Highlights

•	Total outstanding principal balance of loans reached RMB812.8 million (US$118.4 million) as of June 30, 2019, representing a decrease of 0.3% from RMB814.9 million as of June 30, 2018.

•	Total interest income reached RMB75.5 million (US$11.0 million) in the first six months of 2019, representing an increase of 49.2% from RMB50.6 million in the same period of the prior year.

•	Net interest income reached RMB65.5 million (US$9.5 million) in the first six months of 2019, representing an increase of 78.0% from RMB36.8 million in the same period of the prior year.

•	Net profit was RMB34.5 million (US$5.0 million) in the first six months of 2019, representing an increase of 155.6% from RMB13.5 million in the same period of the prior year.

•	Earnings per American Depositary Share (“ADS”) was US$0.19 in the first six month of 2019, compared to US$0.08 in prior year period.

First Six Months 2019 Financial Results

Interest Income on Loans

Interest income on loans for the first six months of 2019 increased by 49.2% to RMB75.5 million (US$11.0 million) from RMB50.6 million in the same period of the prior year. The increase was primarily attributable to the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

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Interest expense

Interest expenses on loans decreased to RMB9.8 million (US$1.4 million) for the first six months of 2019 from RMB13.6 million in the same period of the prior year. The reduction was mainly due to the decrease in average outstanding borrowings from RMB240.2 million in the first six months of 2018 to RMB203.8 million (US$29.7 million) in the first six months of 2019, which resulted in a RMB1.9 million (US$0.3 million) decrease in the Company’s interest expenses on loans. Also, the effective cost of borrowings decreased from 11.3% in the first six months of 2018 to 9.6% in the first six months of 2019, which resulted in a RMB1.9 million (US$0.3 million) decrease in the Company’s interest expenses on loans.

Net interest income

Net interest income for the first six months of 2019 was RMB65.5 million (US$9.5 million), representing a 78.0% increase from RMB36.8 million in the same period of the prior year.

Credit impairment losses

Credit impairment losses for the first six months of 2019 decreased from RMB11.6 million to RMB11.3 million (US$1.6 million). The credit impairment losses were provided at a similar level last year.

Operation expenses

Sales and marketing expenses for the first six months of 2019 increased to RMB0.6 million (US$0.1 million) from RMB0.5 million in the same period of the prior year. The increase was primarily attributable to the cost incurred in developing the new supply chain finance cloud platform.

General and administrative expenses increased from RMB6.7 million for the first six months of 2018 to RMB7.5 million (US$1.1 million) for the first six months of 2019. The increase was primarily attributable to the increase in certain administrative and miscellaneous expenses.

Net Profit and Earnings per ADS

Net profit was RMB34.5 million (US$5.0 million) for the first six months of 2019, as compared to RMB13.5 million in the same period of the prior year.

Earnings per ADS for the first six months of 2019 was US$0.19, compared to US$0.08 in the same period of the prior year.

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Balance Sheet

As of June 30, 2019, the Company had cash and cash equivalents of RMB0.1 million (US$0.02 million) compared to RMB3.2 million as of December 31, 2018.

Loans receivable, net of credit impairment losses of RMB405.6 million (US$59.1 million), was RMB620.1 million (US$90.3 million) as of June 30, 2019, representing an increase of 7.0% from RMB579.7 million as of December 31, 2018, primarily due to the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

Cash Flow

Net cash generated by operating activities for the first six months of 2019 was RMB2.5 million (US$0.4 million) compared to RMB12.7 million net cash used in operating activities in the same period of prior year.

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.8650 on June 30, 2019 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2019, or at any other date. The percentages stated are calculated based on RMB amounts.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises. We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People’s Government of Wuchang District in July 2017. The Group has a strong capital base and professional credit business experience in microfinance industry. For more information, please visit the Company’s website at www.dunxin.us.

For additional information, please contact: +86-13655939932.

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2018 RMB	2019 RMB	2019 US$

Interest income on loans	50,606	75,472	10,994

Interest expense:
Interest expenses on loans	(13,619)	(9,766)	(1,422)
Business related taxes and surcharges	(198)	(217)	(32)
Total interest expense	(13,817)	(9,983)	(1,454)

Net interest income	36,789	65,489	9,540
Credit impairment losses	(11,606)	(11,338)	(1,652)
Net interest income after credit impairment losses	25,183	54,151	7,888

Non-interest and other income	174	3	-

Operating costs and expenses
Sales and marketing	(509)	(642)	(94)
General and administrative	(6,720)	(7,505)	(1,093)
Total operating costs and expenses	(7,229)	(8,147)	(1,187)

Profit before income taxes	18,128	46,007	6,701
Income tax expense	(4,580)	(11,502)	(1,675)
Net profit	13,548	34,505	5,026

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	29	(398)	(58)
Total comprehensive income for the period	13,577	34,107	4,968

Net profit attributable to:
Equity holders of the Company	10,838	27,604	4,021
Non-controlling interests	2,710	6,901	1,005
Net profit	13,548	34,505	5,026

Total comprehensive income attributable to:
Equity holders of the Company	10,862	27,286	3,975
Non-controlling interests	2,715	6,821	993
Total comprehensive income	13,577	34,107	4,968

Earnings per share - basic and diluted (in RMB)	0.01	0.03
Earnings per ADS - basic and diluted (in US$)	0.08	0.19

Weighted average shares outstanding in the period (‘000)	1,000,000	1,000,862
Weighted average ADS outstanding in the period (‘000)	20,833	20,851

One ADS represents 48 ordinary shares.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	US$
		Unaudited	Unaudited

Assets
Current assets
Cash and cash equivalents	3,188	139	20
Interest receivables, net of credit impairment losses	7,057	19,298	2,811
Loans receivable, net of credit impairment losses	579,654	620,088	90,326
Prepaid expenses and others	1,038	794	116
Total current assets	590,937	640,319	93,273

Non-current assets
Property and equipment, net	50,824	49,639	7,231
Intangible asset	9	8	1
Total non-current assets	50,833	49,647	7,232

Total assets	641,770	689,966	100,505

Liabilities
Loans payable	200,417	195,608	28,494
Salary and benefit payable	1,411	3,228	470
Income taxes payable	32,477	43,979	6,406
Interest payable	5,139	10,982	1,600
Other payable	35,260	34,200	4,982
Total current liabilities	274,704	287,997	41,952

Shareholders’ equity
Capital and reserve attributable to equity holders of the Company
Share capital	326	326	47
Additional paid-in capital	383,174	383,174	55,816
Statutory reserve	14,017	14,017	2,042
General risk reserve	9,885	9,885	1,440
Foreign currency translation reserve	(493)	(174)	(25)
Accumulated losses	(113,257)	(85,652)	(12,477)
Non-controlling interests in equity	73,414	80,393	11,710
Total shareholders’ equity	367,066	401,969	58,553

Total equity and liabilities	641,770	689,966	100,505

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Cash flows from operating activities:
Profit before income taxes	18,128	46,007	6,701
Adjustments for:
Depreciation of property and equipment	202	1,455	212
Amortization of intangible asset	-	1	-
Credit impairment losses	11,606	11,338	1,652
Share-based compensation	297	-	-
Operating profit before working capital changes	30,233	58,801	8,565
Interest receivables	(14,028)	(15,228)	(2,218)
Loan receivables	(23,890)	(48,785)	(7,106)
Prepaid expenses and others	(500)	244	35
Advance from customers	(112)	-	-
Salary and benefit payable	(2,378)	1,817	265
Interest payable	1,450	5,843	851
Other payable	(2,927)	(217)	(32)
Cash (used in)/generated by operating activities	(12,152)	2,475	360
Income tax paid	(509)	-	-
Net cash (used in)/generated by operating activities	(12,661)	2,475	360

Cash flows from investing activities:
Purchase of property and equipment	(18)	(270)	(39)
Prepayment for property	(11,654)	-	-
Net cash used in investing activities	(11,672)	(270)	(39)

Cash flows from financing activities:
Proceeds received from related party loans	-	17,350	2,527
Repayment of loans to related party	-	(11,800)	(1,719)
Proceeds received from shareholders loans	-	13,000	1,894
Repayment of shareholders loans	-	(3,000)	(437)
Proceeds received from loan payable	200,180	47,300	6,890
Repayments of loan payable	(196,960)	(68,502)	(9,978)
Net cash generated by/(used in) financing activities	3,220	(5,652)	(823)

Net decrease in cash and cash equivalents	(21,113)	(3,447)	(502)
Cash and cash equivalents at beginning of the period	21,717	3,188	464
Exchange (losses)/gains on cash and cash equivalents	(29)	398	58
Cash and cash equivalents at end of the period	575	139	20

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